March 27, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Paul Fischer

Re:	Marrone Bio Innovations, Inc.
Registration Statement on Form S-1
Filed on March 20, 2020
File No. 333-237331

Ladies and Gentlemen:

Pursuant to Rule 460 and 461 under the Securities Act of 1933, as amended, Marrone Bio Innovations, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-237331) to 9:15 a.m., Eastern Time, on March 30, 2020, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by contacting Alfredo B. D. Silva, the Company’s counsel at Morrison & Foerster LLP, at (415) 268-6213 or asilva@mofo.com.

Very truly yours, Marrone Bio Innovations, Inc.

By:	/s/ Pamela G. Marrone
Name:	Pamela G. Marrone
Title:	Chief Executive Officer